EXHIBIT (a)(4)

[LOGO OF HINES HORTICULTURE, INC.]
12621 Jeffrey Road
Irvine, CA 92620

July 9, 2002

To:	[Name of Option Holder]

From:	Claudia Pieropan

Re:	Announcement of Offer to Exchange Outstanding Options under the Amended and Restated 1998 Long-Term Equity Incentive Plan, as Amended

We are pleased to announce that your Board of Directors has authorized the enclosed offer providing our employees with the opportunity to exchange the options granted to them under our Amended and Restated 1998 Long-Term Equity Incentive Plan, as Amended (the “Incentive Plan”), for new options to be granted in the future.

This offer is being made under the terms and subject to the conditions of an Offer to Exchange and related documents which are included with this memorandum. Please read these documents carefully before deciding whether to exchange your options. We also strongly encourage you to consult your financial, legal and tax advisors before making any decision concerning this offer.

Neither the company nor our Board of Directors makes any recommendation whether you should tender your options. If you choose not to tender your options, then your options will remain outstanding and will retain their current exercise price and current vesting schedule.

The offer is scheduled to expire at 5:00 p.m., Los Angeles Time, on Monday, August 12, 2002, unless extended by us. If you have questions relating to the offer, please contact Denise Baharie at (949) 559-4444.

Set forth below are the grant date(s), share number(s) and the exercise price(s) of all your options granted to you under the Plan which you may tender, subject to the terms and conditions of the Offer, and the share number(s) of the new options. The per share exercise price of the new options will equal the greater of $5.50 or the fair market value of one share of our common stock on the date of grant, as established in accordance with the terms of the Incentive Plan.

	TOTAL OLD	OLD SHARES	TOTAL
OLD GRANT DATE	OPTIONS	EXERCISE PRICE	NEW OPTIONS

     If you have any questions regarding the foregoing, please call Denise Baharie immediately at (949) 559-4444.

You should read the entire Offer to Exchange carefully before deciding whether to exchange your options. You are strongly encouraged to consult your own legal, investment and tax advisors before making any decision concerning the Offer.

     If you wish to tender your options for exchange, you must complete and sign the Letter of Transmittal (included with this memorandum) in accordance with its instructions, and mail, fax or hand deliver it and any other required documents to us at Hines Horticulture, Inc., 12621 Jeffrey Road, Irvine, California 92620 (facsimile: (949) 786-0968), Attention: Denise Baharie.